

SEC

20004749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Six Forks Road, Suite 200
(No. and Street)

Raleigh   NC   27609
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Bryant   919 831 2370
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue   Raleigh   NC   27612
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Richard K. Bryant _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Capital Investment Brokerage, Inc. _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

2-27-20 Eve Nutter

_____
Title   CEO

_____
Notary Public

Notary seal: EVE NUTTER / NOTARY / Comm. Exp. 3-15-2022 / PUBLIC / WAKE COUNTY, NC

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Batchelor, Tillery & Roberts, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Capital Investment Brokerage, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2019 and 2018, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 1996.

Raleigh, North Carolina
February 27, 2020

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets		
Current assets:		
Cash and cash equivalents	$ 234,158	$ 449,407
Receivable from clearing agent	60,534	69,398
Other receivables	88,649	176,857
Prepaid expenses	2,820	1,851
Current portion of notes receivable	300	1,500
Total current assets	386,461	699,013
Property and equipment, net	-	-
Goodwill	260,435	260,435
Deposits	21,516	21,516
	$ 668,412	$ 980,964
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 128,762	$ 308,204
Accounts and other payables	1,116	1,118
Accrued retirement	12,000	12,000
Total current liabilities	141,878	321,322
Stockholders' equity:		
Common stock, no par value	371,000	371,000
Additional paid-in capital	50,000	50,000
Retained earnings	105,534	238,642
Total stockholders' equity	526,534	659,642
	$ 668,412	$ 980,964

See accompanying notes.

4

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Commissions on exchange listed securities executed on exchanges	$ 19,463	$ 26,740
Other security commissions	284,592	330,356
Sales of investment company shares	218,270	371,017
Fees for account supervision, investment advisory, and administrative services	376,881	418,013
Other revenues	1,256,999	1,907,862
	2,156,205	3,053,988
Operating expenses:		
Salaries and related expenses	320,675	303,634
Management fees	154,000	155,000
Commissions	1,441,520	2,188,623
Registration and fees	115,725	108,471
Publications	13,632	3,395
Legal and professional	32,444	26,722
Insurance	27,547	30,792
Taxes and licenses	3,482	3,982
Retirement	12,000	12,000
Miscellaneous	5,887	17,792
	2,126,912	2,850,411
Operating income	29,293	203,577
Other income - interest income	2,222	1,500
Net income	31,515	205,077
Retained earnings, beginning of year	238,642	115,877
Dividends paid	(164,623)	(82,312)
Retained earnings, end of year	$ 105,534	$ 238,642

See accompanying notes.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 31,515	$ 205,077
Adjustments to reconcile net income to net cash provided (used)		
by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing agent	8,864	(14)
Other receivables	88,208	(55,024)
Prepaid expenses	(969)	749
Accounts and other payables	(2)	252
Commissions payable	(179,442)	167,522
Net cash provided (used) by operating activities	(51,826)	318,562
Cash flows from investing activities:		
Loans made	(1,500)	(2,000)
Collections on loans	2,700	2,000
Net cash provided (used) by investing activities	1,200	-
Cash flows from financing activities:		
Dividends paid	(164,623)	(82,312)
Net cash provided (used) by financing activities	(164,623)	(82,312)
Net increase (decrease) in cash and cash equivalents	(215,249)	236,250
Cash and cash equivalents, beginning of year	449,407	213,157
Cash and cash equivalents, end of year	$ 234,158	$ 449,407

See accompanying notes,

6

(1) Organization and Significant Accounting Policies

Capital Investment Brokerage, Inc. (the "Company") was incorporated as a North Carolina corporation on October 15, 1996 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately forty-five other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industries Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts, nor does it perform custodial functions related to customer securities.

Revenue Recognition

Revenue is recognized at the point-of-sale when promised services or product is transferred to customers in an amount that is reflective of what the Company expects to receive in exchange for those services. Revenue can also be recognized at the point it is received if no reasonable estimate can be determined. Revenue is reported on a gross basis. The commissions and fees are paid to the advisors for initiating the transaction. See Note 8 for further discussion of revenues.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2019 and 2018.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2019 or 2018.

Reclassifications

At times, reclassifications need to be made so that the prior period presented is comparable to the current period. These reclassifications have no material effect on the prior period's financial position or results of operations.

Recently Adopted Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), the new guidance outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and supersedes most existing revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018, using the modified retrospective approach applied to those contracts that were not completed as of January 1, 2018. There was no impact to retained earnings as of January 1, 2018 or to the revenue for the year ended December 31, 2017, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

CAPITAL INVESTMENT BROKERAGE, INC.

Notes to Financial Statements

December 31, 2019 and 2018

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019 and 2018, the Company's net capital was $227,447 and $346,069, respectively, which was $177,447 in excess of its required net capital in 2019 and $296,069 in excess of its required net capital in 2018. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1 and 0.93 to 1 as of December 31, 2019 and 2018, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(4) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2019 and 2018, the Company had uninsured cash balances of $0 and $86,708, respectively.

(5) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2019 and 2018 are as follows:

	2019	2018
Notes receivable	$ 300	$ 1,500
Less current portion	300	1,500
Long-term portion	$ -	$ -

(6) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2019	2018
Office equipment	$ 65,116	$ 65,116
Less accumulated depreciation	65,116	65,116
	$ -	$ -

(7) Common Stock

The authorized, issued and outstanding common stock as of December 31, 2019 and 2018 of the Company consisted of the following:

	Shares Issued and Outstanding	
	2019	2018
Common stock - class A, voting, 51,500 shares authorized	30,141	30,141
Common stock - class B, non-voting, 48,500 shares authorized	26,257	26,257
Total shares	56,398	56,398

(8) Revenues

Performance Obligations

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases of securities. The category includes commissions generated by the sale of securities on the exchanges and the sale of investment company shares. Front-end sales commissions and related clearing costs associated with trades introduced by the clearing broker-dealer are recognized on a trade date basis. Trailing commission revenue varies by investment product and is based on a percentage of the current market value of clients' investments in eligible assets and recognized over the period during which services are performed. Due to the fact that trailing commission revenue is based on the market value of investments, this variable consideration is constrained until the market value is determinable.

Insurance Products

Commissions are also recognized on the sale of insurance products. Commissions paid by the insurance carrier are based on a percentage of the premium the insurance carrier charges the policyholder. Annual trailing commissions are paid at the time the policyholder renews the contract. Variable and fixed annuities also pay a commission at the time of sale. Annuity trail revenues are based on asset value and recognized over time. Due to the fact that trailing commission revenue is based on the market value of investments this variable consideration is constrained until the market value is determinable.

Asset-Based Revenue

Asset-based revenue is generated from fee sharing arrangements with clearing broker-dealer's cash sweep programs. Cash sweep fees are generated based on advisors' clients' cash sweep accounts. The uninvested cash balances are swept into third-party money market funds for which the clearing broker-dealer receives fees. The Company receives a portion of those fees based upon the related contractual arrangement with the clearing agent. The programs include money market and margin sweep accounts. Asset-based revenue is recognized over time.

CAPITAL INVESTMENT BROKERAGE, INC.

Notes to Financial Statements

December 31, 2019 and 2018

(8) Revenues, Continued

Revenue from Registered and Unregistered Offerings

Revenue from registered or unregistered offerings represents sales concessions generated by the advisor for their clients' purchase of alternative offerings. The concessions are determined based on a percentage of the invested amount. The revenue is recognized at the point-of-sale.

Fees Earned

Fees earned include such revenue items as 12b-1 fees, solicitor fees, registered investment advisor (RIA) oversight fees, and sponsorship fees. Trailing 12b-1 commission revenue is generally based on a percentage of the current market value of client eligible assets and is recognized in the period that the on-going support is performed. Trail revenue is recognized over time. The Company receives fees from product sponsors, primarily mutual fund, annuity, and alternative companies for marketing support and sales education. The fee is generally computed as a fixed fee (point-of-sale) or a percentage of sales (over time). Solicitor fees are also generated by our affiliated RIA, Capital Investment Advisors, and revenue is recognized over time.

Other Revenue

The Company receives compensation for miscellaneous rebates such as postage and handling, IRA fees and inactive account fee rebates. Revenue is earned at the point-of-sale.

Disaggregation of Revenues

The following table depicts the disaggregation of the various types of revenue generated by the Company:

	2019	2018
Commission revenue	$ 522,324	$ 728,113
Insurance products	359,161	211,457
Asset-based revenue	135,969	129,950
Revenue from registered and unregistered offerings	52,695	351,774
Fees earned	1,055,890	1,590,401
Other revenue	30,166	42,293
	$ 2,156,205	$ 3,053,988

The following table sets forth revenue disaggregated by the recognition pattern:

	2019	2018
Point-in-time	$ 679,287	$ 1,199,864
Over time	1,476,918	1,854,124
	$ 2,156,205	$ 3,053,988

11

(8) Revenues, Continued

Receivables from Contracts with Customers

The following presents the total of account receivable from contracts with customers:

	2019	2018
Receivables from contracts with customers	$ 149,183	$ 246,255

(9) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2019 and 2018, respectively.

(10) Related Parties

The Company is related to Capital Investment Group, Inc. (CIG) by common ownership. The Company paid Capital Investment Group, Inc. $154,000 and $155,000 in 2019 and 2018, respectively, in management fees for the use of its office space and support staff.

The Company collects and pays out fees for Capital Investment Counsel, Inc. (a company related by common ownership) of $17,976 and $17,666 in 2019 and 2018, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2019 and 2018, were $376,881 and $418,013, respectively.

(11) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(12) Subsequent Events

The date to which events occurring after December 31, 2019, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2020, the date the financial statements were available to be issued.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2019 and 2018

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, December 31, 2017	$ 371,000	$ 50,000	$ 115,877	$ 536,877
Net income for 2018	-	-	205,077	205,077
Dividends paid	-	-	(82,312)	(82,312)
Balance, December 31, 2018	371,000	50,000	238,642	659,642
Net income for 2019	-	-	31,515	31,515
Dividends paid	-	-	(164,623)	(164,623)
Balance, December 31, 2019	$ 371,000	$ 50,000	$ 105,534	$ 526,534

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2019 and 2018

	2019	2018
Net capital:		
Total stockholders' equity	$ 526,534	$ 659,642
Deduct: Non-allowable assets	(297,856)	(312,363)
Deduct: Securities haircuts	(1,231)	(1,210)
Net capital	$ 227,447	$ 346,069
Aggregate indebtedness:		
Accounts and other payables	$ 1,116	$ 1,118
Commissions payable	128,762	308,204
Accrued retirement	12,000	12,000
Total	$ 141,878	$ 321,322
Net capital requirements:		
Broker-dealer minimum, as calculated	$ 50,000	$ 50,000
Net capital in excess of requirements	177,447	296,069
Net capital as computed above	$ 227,447	$ 346,069
Ratio of aggregate indebtedness to net capital	0.62 to 1	0.93 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018 and 2017.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019 and 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019 and 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Stockholders
Capital Investment Brokerage, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital Investment Brokerage, Inc. and SIPC, solely to assist you and SIPC in evaluating Capital Investment Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Capital Investment Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 27, 2020

CAPITAL INVESTMENT BROKERAGE, INC.

Schedule of Assessment and Payments

Year ended December 31, 2019

Assessment for December 31, 2019	$	1,098
Less:		
Payment July 30, 2019		(532)
Payment February 26, 2020		(566)
Balance due March 2, 2020	$	None

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Capital Investment Brokerage, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Investment Brokerage, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2020

EXEMPTION STATEMENT

Capital Investment Brokerage, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Capital Investment Brokerage, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2019, pursuant to paragraph k(2)(ii).

Capital Investment Brokerage, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

Richard K. Bryant, President

2/27/2020

Date